UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 April 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F      FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES       NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TPG’s Annual General Meeting of Shareholders held in Amsterdam, 7 April 2005

7 April 2005

TPG'S ANNUAL GENERAL MEETING OF SHAREHOLDERS HELD IN AMSTERDAM

- TPG N.V. becomes TNT N.V.

- Mr J.H.M. Hommen re-appointed as member of the Supervisory Board and succeeds Mr Tabaksblat as chairman

- Mrs. G. Monnas and Mr. S. Levy appointed as members of the Supervisory Board

- Re-appointment of Mr. H.M. Koorstra as member of the Board of Management and Group Managing Director Mail

- Reduction of issued capital through cancellation of 20.7 million shares approved

The Annual General Meeting of Shareholders (AGM) approved today the statutory name change of TPG N.V. into TNT N.V. As a result of the reference to the shares of the group, listed on the Amsterdam, New York, London and Frankfurt stock exchanges, will be TNT.

The AGM re-appointed Mr. J.H.M. Hommen as member of the Supervisory Board. Following the announcement on 24 March 2005, Mr. Hommen has succeeded Mr. M. Tabaksblat as chairman of the Supervisory Board at the closing of the AGM. The AGM appointed Mrs. G. Monnas and Mr. S. Levy as new members of the Supervisory Board.

The AGM approved the reduction of the issued capital through cancellation of the 20.7 million shares repurchased from the State of the Netherlands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 11 April 2005